SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg Neal, Gerber & Eisenberg LLP Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Bernice E. Lavin 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sec Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 013068101	13D	Page 2 of 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bernice E. Lavin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

0
8. SHARED VOTING POWER

7,425,897
9. SOLE DISPOSITIVE POWER

0
10. SHARED DISPOSITIVE POWER

1,663,367

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,425,897
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

Excluded are 500,000 shares of Common Stock held by Lavin’s spouse as co-trustee of a trust for members of his family. Lavin disclaims beneficial ownership of such shares.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

8.01%
14.	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 6

Item 1. Security and Issuer.

Title of Class of Securities:	Common Stock, $.22 par value per share (“shares”) or “Common Stock”)

Name and Address of Issuer:	Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2. Identity and Background.

(a) Name of Person Filing:	Bernice E. Lavin (“Lavin”)

(b) Address:	c/o Alberto-Culver Company 2525 Armitage Avenue Melrose Park, IL 60160

(c) Principal Business:	Lavin, an individual, is retired.

(d) Prior Criminal Convictions:	None

(e) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(f) Citizenship/Organization:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

(a) Not applicable.

(b) On June 19, 2006, the Company, Sally Holdings, Inc., a wholly-owned subsidiary of the Company (“Sally Holdings”), New Sally Holdings, Inc., a wholly-owned subsidiary of the Company (“New Sally”), New Aristotle Company, currently a subsidiary of New Sally, and CDRS Acquisition LLC (the “Investor”) entered into an investment agreement (the “Investment Agreement”). Pursuant to the Investment Agreement, the Company will separate its consumer products business and its beauty supplies distribution business into two separate, publicly held companies. In connection with the Investment Agreement, the Investor will purchase approximately 47.5% ( on a fully-diluted basis) of the common stock of New Sally (the “New Sally Common Stock”). Following the completion of the transactions contemplated by the Investment Agreement (the “Transactions”), holders of Common Stock as of the record date established therefor will receive in respect of each share of Common Stock then held: (i) a special $25.00 per share cash dividend, (ii) one share of common stock of the new consumer products company and (iii) one share of New Sally Common Stock, which will own and operate the beauty supplies distribution business. Upon completion of the Transactions, holders of the Common Stock on the record date will own 100% of the consumer products company and approximately 52.5% (on a fully-diluted basis) of New Sally.

CUSIP NO. 013068101	13D	Page 4 of 6

In connection with the signing of the Investment Agreement, Lavin, her husband, Leonard H. Lavin, their daughter, Carol L. Bernick, certain trusts (the “Family Trusts”) which are for the benefit of Lavin, her husband, and their descendants (the “Family Members”), and a partnership whose partners are certain Family Trusts and other trusts for the benefit of certain Family Members (the “Family Partnership”) (Lavin, Leonard H. Lavin, Carol L. Bernick, the Family Trusts and the Family Partnership are sometimes collectively referred to herein as the “Family Stockholders”), entered into a Support Agreement dated as of June 19, 2006 with the Investor, the Company and New Sally (the “Support Agreement”). Among the Family Trusts entering into the Support Agreement were trusts owning an aggregate of 650,300 shares of Common Stock for which Lavin is co-trustee. Lavin is also deemed to beneficially own the 5,762,530 shares of Common Stock owned by the Family Partnership. Under the Support Agreement, the Family Stockholders agreed that, so long as the board of directors of the Company is recommending approval of the Transactions and the Investment Agreement has not been terminated, they would vote their shares of Common Stock in favor of the Transactions and against any action or transaction that would reasonably be expected to impede or prevent the Investment Agreement or the Transactions. Furthermore, under the Support Agreement, the Family Stockholders have agreed to certain restrictions on their ability to transfer or acquire shares of (i) Common Stock prior to the consummation of the Transactions and (ii) New Sally Common Stock following such consummation, subject to certain exceptions. These restrictions terminate as of the earliest of (i) one year after such closing, (ii) termination of the Investment Agreement or (iii) the earliest time that no Family Stockholder or certain related persons is, under applicable Internal Revenue Code regulations, a “controlling shareholder” or “ten percent shareholder” of New Sally. A copy of the Support Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

The Investment Agreement also provides that New Sally and the Investor will enter into a Stockholders Agreement with the Family Stockholders pursuant to which, among other things, the Family Stockholders will have certain registration rights with respect to their New Sally Common Stock.

(c) See Item 4(b) above.

(d)-(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)

(i)     Amount of shares of Common Stock Beneficially Owned: 7,425,897 shares total; 650,300 shares held as co-trustee of Family Trusts; 5,762,530 shares of Common Stock held by the Family Partnership, and 1,013,067 shares of Common Stock held by the Lavin Family Foundation, a charitable private foundation of which Lavin is a Vice President and a Director (the “Lavin Family Foundation”).

(ii)    Percentage of Common Stock Beneficially Owned: 8.01% total; 0.70% as co-trustee of Family Trusts; 6.21% held by the Family Limited Partnership; and 1.09% by the Lavin Family Foundation (based upon 92,757,271 shares outstanding as of March 31, 2006 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as filed with the Securities and Exchange Commission on May 8, 2006).

CUSIP NO. 013068101	13D	Page 5 of 6

(b) Number of Shares of Common Stock as to Which Lavin Has:

(i) Sole power to vote:	0

(ii) Shared power to vote:	7,425,897	[1]

(iii) Sole power to dispose:	0

(iv) Shared power to dispose:	1,663,367	[1]

[1]	The 7,425,897 shares of Common Stock held by Lavin and reflected as shared power to vote include 650,300 shares as co-trustee of Family Trusts; 5,762,530 shares of Common Stock held by the Family Partnership and 1,013,067 shares of Common Stock held by the Lavin Family Foundation. Lavin does not have the power to dispose of the 5,762,530 shares of Common Stock held by the Family Limited Partnership.

Lavin shares the power to vote 150,300 shares of Common Stock held by a Family Trust with Carol L. Bernick. Lavin shares the power to vote 500,000 shares of Common Stock held by a Family Trust, 5,762,530 shares of Common Stock held by the Family Partnership and 1,013,067 shares of Common Stock held by the Lavin Family Foundation with Leonard H. Lavin and Carol L. Bernick. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

(i) Name of Person:	(1) Leonard H. Lavin (2) Carol L. Bernick

(ii) Address:	(1) and (2) 2525 Armitage Avenue
Melrose Park Illinois 60160

(iii) Principal Business:	(1) Leonard H. Lavin, an individual, is a Director and Chairman Emeritus of the Company. (2) Carol L. Bernick, an individual, is a Director and Chairman of the Company.

(iv) Prior Criminal Convictions:	None.

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None.

(vi) Citizenship/Organization:	U.S. Citizen.

(c)	Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by Lavin.

(d)	None.

(e)	Not applicable.

The number of shares of Common Stock beneficially owned by Lavin excludes 500,000 shares of Common Stock held by Lavin’s spouse as co-trustee of a trust for members of his family. Lavin disclaims beneficial ownership of such shares.

CUSIP NO. 013068101	13D	Page 6 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Item 4 herein, Lavin does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Support Agreement, dated as of June 19, 2006, between CDRS Acquisition LLC, Alberto-Culver Company, New Sally Holdings, and the Stockholders of Alberto-Culver Company listed on the signature page thereto.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2006

Signature:	/s/ Bernice E. Lavin
Name/Title:	Bernice E. Lavin, individually; as co-trustee of several trusts and as an officer of the Lavin Family Foundation.